UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February 2004

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F  ☐

(Indicate by check mark whether the registrant

by furnishing the information contained in this

form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under

the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Notice of Investor Relations Meetings

We hereby inform you that KT Corporation (NYSE symbol: KTC) will be holding investor relations meetings. Details are as follows:

1.	Date: February 11, 2004 to February 19, 2004: Asia and Europe

February 15, 2004 to February 26, 2004: United States

2.	Location: major cities in the United States, Asia and Europe.

3.	Target audience: Institutional investors.

4.	Key topic to be presented: explanation of financial results of fiscal year 2003 and business objectives of fiscal year 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 10, 2004

KT Corporation

By:	/s/ Wha Joon Cho
Name: Wha Joon Cho
Title: Managing Director